NASON YEAGER GERSON
WHITE&LIOCE, P.A.
ATTORNEYS AT LAW

SABADELL UNITED  BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

TELEPHONE (561) 686-3307 FACSIMILE (561) 686-5442
www.nasonyeager.com

April 27, 2012

VIA EDGAR
Jessica Plowgian, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Aspen Group, Inc.
Form 8-K
Filed March 19, 2012
File No. 333-165685

Dear Ms. Plowgian:

This letter confirms your telephone conversation with me confirming that our client, Aspen Group, Inc., needs a one week extension to file an amendment to Form 8-K in response to the Staff's comment letter dated April 13, 2012.

If you have any further questions, please call me at (561) 471-3507 or Brian Bernstein, Esquire at (561) 471-3516.

Sincerely yours,

NASON, YEAGER, GERSON, WHITE & LIOCE, P.A.

/s/ Michael D. Harris
Michael D. Harris

cc:  Mr. Michael Mathews (via email)